Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Heartland Group, Inc.

File Number of Related Registration Statement:

333-239401

Your response is urgently needed.

Dear Valued Shareholder:

I am writing to ask for your help with a fund proxy solicitation that has been underway for the past few weeks. You are an important shareholder of record in Heartland Select Value Fund. As of today, the fund’s proxy process cannot move forward because not enough shareholders have submitted their votes.

You are eligible to vote since you owned shares in this fund as of the record date, and your vote is critical. The shareholder meeting is scheduled for Friday, September 28, 2020. Your immediate participation is needed.

Please help us by voting. There are three quick and easy ways to vote:

Vote online: You may cast your vote by logging onto the internet address on your proxy ballot(s) and then following the instructions on the website. www.proxyvote.com

Vote by touch-tone phone: You may cast your vote by calling the toll-free number found on the proxy ballot(s) that you received.

I would be extremely thankful for your help with this important initiative. If you have any questions, please call 1-866-619-4729. We appreciate your investment in the Heartland Select Value Fund.

Thank you again for your help and support.

Sincerely,

William R. Nasgovitz

Chief Executive Officer and President

Heartland Group, Inc.

Disclosure:

This is not an offer to sell a solicitation of any offer to buy any shares of the Heartland Select Value Fund or the Heartland Mid Cap Value Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for Heartland Group Inc. (“HGI”) containing the combined proxy statement/prospectus for the reorganization and the Heartland Mid Cap Value Fund into which the Heartland Select Value Fund will be reorganized) because they contain important information. The combined proxy statement/prospectus relating to the reorganization has been mailed to shareholders of the Heartland Select Value Fund and contains information about persons who may be considered “participants” in the solicitation of the Heartland Select Value Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from HGI by calling 414-347-7777.